December 23, 2024

Yee Kar Wing
Chief Executive Officer
ChowChow Cloud International Holdings Limited
Unit 03, 23/F, Aitken Vanson Centre
No. 61 Hoi Yuen Road, Kwun Tong
Kowloon, Hong Kong

       Re: ChowChow Cloud International Holdings Limited
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted December 10, 2024
           CIK No. 0002041829
Dear Yee Kar Wing:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 21, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1
Conventions Which Apply to This Prospectus, page 7

1. We note your response to prior comment 5. We note from your disclosure on page 7 that you exclude Hong Kong and Macau from your definition of "PRC" or "China" for reference to specific laws and regulations adopted by the PRC. Please revise to remove the exclusion of Hong Kong and Macau from such definition. Clarify that all the legal and operational risks associated with having operations in the
People   s
       Republic of China (PRC) also apply to operations in Hong Kong and Macau. In this regard, ensure that your disclosure does not narrow risks related to operating in the
 December 23, 2024
Page 2

       PRC to mainland China only. For example, we note your disclosure on page 4 that
       "Hong Kong does not have similar regulations as of the PRC to extend oversight and control over offerings that are conducted overseas." Where appropriate, you may describe PRC law and then explain how law in Hong Kong and Macau differs from
       PRC law and describe any risks and consequences to the company associated with those laws.
Selected Consolidated Financial Data, page 50

2. Please revise to also include updated interim selected financial data. Management's Discussion and Analysis of Financial Condition and Results of Operations
Concentration Risk, page 65

3. We note your response to prior comment 11 and the revisions made on page 11, and we re-issue this comment. While we note your response, we view the identities of these customers to be material information. Accordingly, please revise here or in your business section to identify these three customers. We also note your response that your transactions with these customers are "primarily based on purchase orders" and that there was "no formal long-term or framework agreement between the Company and such customers." Please revise to disclose the material terms of your purchase orders with each of these customers. Additionally, please tell us the number of purchase orders the company entered into with each of these customers during this period, and whether any individual purchase order generated 10% or more of your revenue for the period. Lastly, as we note you qualify your reference to purchase orders with the word "primarily", please describe the other types of agreements you have with these customers.
4. We note your response to prior comment 12 and the revisions made on page 12, and we re-issue this comment. While we note your response, we view the identities of these suppliers to be material information. Accordingly, please revise here or in your business section to identify these three suppliers. We also note your response that your transactions with these suppliers are "primarily based on purchase orders" and that there was "no formal long-term or framework agreement between the Company and such suppliers." Please revise to disclose the material terms of your purchase orders with each of these suppliers. Additionally, please tell us the number of purchase orders the company entered into with each of these suppliers during this period, and whether any individual purchase order accounted for 10% or more of your cost of revenue for the period. Lastly, as we note you qualify your reference to purchase orders with the word "primarily", please describe the other types of agreements you have with these suppliers.
Notes to the Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
(m) Revenue recognition, page F-12

5. We note your revised disclosure in response to prior comment 17 to clarify how the distinctness of performance obligations is evaluated in contracts with customers.
       Please further explain to us in reasonable detail how you determined that your promises are highly interdependent and interrelated. Refer to the examples in ASC
 December 23, 2024
Page 3

       606-10-55-136 through 55-150K and the basis for conclusion in BC32 and BC33 of
       ASU 2016-10.
6. We note your revised disclosure in response to prior comment 17. You state that contracts with customers often contain multiple performance obligations and that you evaluate each promised good or service in a contract to determine whether it is distinct. For each of the Contract Scenarios described in your revised disclosure, we note that the promises in the contracts are considered a single performance obligation.
       Please revise your disclosures to clarify that you have contracts that contain multiple promises to deliver goods or services, rather than referring to your contracts as having multiple performance obligations.
7. We note your revised disclosure in response to prior comment 18. Please provide us with a more comprehensive accounting analysis as to why IT professional services do not meet the criteria in ASC 606-10-25-27(c). Explain why your performance does not create an asset with an alternative use, considering your services are tailored to customer needs. In addition, explain why you do not believe you have an enforceable right to payment for performance completed to date, considering your typical engagement letters permit clients to terminate the engagement without penalty at any time, as noted from your disclosure on page 20, and considering your typical payment terms described on page 75.
8. We note your revised disclosure of the breakdown of revenue among products and services in response to prior comment 20. Please further explain how you determined the categorization of each item. We note your disclosure that you cannot allocate revenue to individual components such as hardware, software, or services, so revenue is categorized based on the predominant characteristic of the combined deliverable.
       Please explain how you determined that services were the predominant characteristic for each of the contract scenarios under Revenue from Services.
(n) Cost of revenues, page F-18

9. Please explain to us how you allocate cost of revenue among products and services and how it correlates to the allocation of revenue to products and services. Describe the nature of the costs included in each category and why the margins on revenue from services contracts are so much higher than the margins on revenue from products contracts.
        Please contact Melissa Walsh at 202-551-3224 or Stephen Krikorian at 202-551-3488
if you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham at 202-551-6521 or Mitchell Austin at 202-551-3574
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
 December 23, 2024
Page 4
cc:   Meng Ding